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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                       ____________________
        Tender Offer Statement Pursuant to Section 14(d)(1)
              of the Securities Exchange Act of 1934

                          SCHEDULE 14D-1
                         (Amendment No. 3)
                         (Final Amendment)

             Under the Securities Exchange Act of 1934
                        ____________________

                    Balcor Pension Investors - III
                      (Name of Subject Company)

          Walton Street Capital Acquisition Co. II, L.L.C.
                         Beattie Place LLC
                Metropolitan Acquisition VII, L.L.C.
                  MAP VII Acquisition Corporation
                   Insignia Financial Group, Inc.
                             (Bidders)

                   LIMITED PARTNERSHIP INTERESTS
                   (Title of Class of Securities)

                               NONE
                (CUSIP Number of Class of Securities)
                        ____________________


Edward J. Schneidman                    John A. Healy
Mayer, Brown & Platt                    Jeffrey P. Cohen
190 South LaSalle Street                Rogers & Wells
Chicago, Illinois 60603                 200 Park Avenue
(312) 782-0600                          New York, New York  10166
                                        (212) 878-8000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

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CUSIP No.:  None              14D-1

1.   Name of Reporting Person:  Walton Street Capital Acquisition
     Co. II, L.L.C.
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group:    (a) [x]
                                                          (b) [ ]
_________________________________________________________________

3.   SEC Use Only:
_________________________________________________________________

4.   Sources of Funds:  WC, AF, OO
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f):                                 [ ]
_________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     7,564.015 Interests
_________________________________________________________________

8.  Check if the Aggregate in Row (7) Excludes Certain Shares: [ ]
_________________________________________________________________

9.   Percent of Class Represented by Amount in Row (7):
     Approximately 3.2% of the Interests outstanding as of
     March 31, 1997.
_________________________________________________________________

10.  Type of Reporting Person:  OO
_________________________________________________________________
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CUSIP No.:  None              14D-1

1.   Name of Reporting Person:  Beattie Place LLC
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group:    (a) [x]
                                                          (b) [ ]
_________________________________________________________________

3.   SEC Use Only:
_________________________________________________________________

4.   Sources of Funds:  AF, OO
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f):                                [ ]
_________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     7,564.015 Interests
_________________________________________________________________

8.  Check if the Aggregate in Row (7) Excludes Certain Shares: [ ]
_________________________________________________________________

9.   Percent of Class Represented by Amount in Row (7):
     Approximately 3.2% of the Interests outstanding as of
     March 31, 1997.
_________________________________________________________________

10.  Type of Reporting Person:  OO
_________________________________________________________________
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CUSIP No.:  None              14D-1

1.   Name of Reporting Person:  Metropolitan Acquisition VII,
     L.L.C.
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________

2    Check the Appropriate Box if a Member of a Group:    (a) [x]
                                                          (b) [ ]
_________________________________________________________________

3.   SEC Use Only:
_________________________________________________________________

4.   Sources of Funds:  AF
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f):                                [ ]
_________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     7,564.015 Interests
_________________________________________________________________

8.  Check if the Aggregate in Row (7) Excludes Certain Shares: [ ]
_________________________________________________________________

9.   Percent of Class Represented by Amount in Row (7):
     Approximately 3.2% of the Interests outstanding as of
     March 31, 1997.
_________________________________________________________________

10.  Type of Reporting Person:  OO
_________________________________________________________________

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CUSIP No.:  None              14D-1

1.   Name of Reporting Person:  MAP VII Acquisition Corporation
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________

2    Check the Appropriate Box if a Member of a Group:    (a) [x]
                                                          (b) [ ]
_________________________________________________________________

3.   SEC Use Only:
_________________________________________________________________

4.   Sources of Funds:  AF
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f):                                [ ]
_________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     7,564.015 Interests
_________________________________________________________________

8.  Check if the Aggregate in Row (7) Excludes Certain Shares: [ ]
_________________________________________________________________

9.   Percent of Class Represented by Amount in Row (7):
     Approximately 3.2% of the Interests outstanding as of
     March 31, 1997.
_________________________________________________________________

10.  Type of Reporting Person:  CO
_________________________________________________________________
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CUSIP No.:  None              14D-1

1.   Name of Reporting Person:  Insignia Financial Group, Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________

2    Check the Appropriate Box if a Member of a Group:    (a) [x]
                                                          (b) [ ]
_________________________________________________________________

3.   SEC Use Only:
_________________________________________________________________

4.   Sources of Funds:  WC
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f):                                [ ]
_________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
_________________________________________________________________

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     7,564.015 Interests
_________________________________________________________________

8.  Check if the Aggregate in Row (7) Excludes Certain Shares: [ ]
_________________________________________________________________

9.   Percent of Class Represented by Amount in Row (7):
     Approximately 3.2% of the Interests outstanding as of
     March 31, 1997.
_________________________________________________________________

10.  Type of Reporting Person:  CO
_________________________________________________________________
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                 Amendment No. 3 to Schedule 14D-1


     This Amendment No. 3 constitutes the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by Walton Street Capital Acquisition Co. II, L.L.C. (the "Purchaser"), Beattie Place LLC, Metropolitan Acquisition VII, L.L.C., MAP VII Acquisition Corporation and Insignia Financial Group, Inc. with the Commission on May 20, 1996, as amended by Amendment No. 1 filed with the Commission on June 14, 1996 and Amendment No. 2 filed with the Commission on June 26, 1996. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated May 20, 1996 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated June 14, 1996 (the "Supplement") and the related Letter of Acceptance (the "Letter of Acceptance," which together constitute the "Offer").

Item 6.   Interest in Securities of the Subject Company.

     Item 6 is hereby amended by the following:

     (a) - (b)      At 5:00 p.m., Eastern Time, on Monday, July 8,
1996, the Offer expired pursuant to its terms. Based on information provided by the Depositary, a total of 7,564.015 Interests, representing approximately 3.2% of the outstanding Interests, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Interests at the purchase price of $130 per Interest in cash.



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                            SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1997.        WALTON STREET CAPITAL ACQUISITION
                              CO. II, L.L.C.


                              By: /s/ William Abrams
                                  William Abrams
                                  Manager


                              BEATTIE PLACE LLC
                              By: MAP VII Acquisition Corporation, its
                                  managing member


                              By: /s/ Jeffrey L. Goldberg
                                  Jeffrey L. Goldberg
                                  Vice President


                              METROPOLITAN ACQUISITION VII, L.L.C.
                              By: MAP VII Acquisition Corporation, its
                                  managing member


                              By: /s/ Jeffrey Goldberg
                                  Jeffrey Goldberg
                                  Vice President


                              MAP VII ACQUISITION CORPORATION


                              By: /s/ Jeffrey Goldberg
                                  Jeffrey Goldberg
                                  Vice President


                              INSIGNIA FINANCIAL GROUP, INC.


                              By: /s/ Frank Garrison
                                  Frank Garrison
                                  Executive Managing Director